UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.       )*

Denali Concrete Management, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

24822L109
(CUSIP Number)

Pnina Fishman, Ph.D
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket St.
Petach-Tikva, 49170, Israel
Telephone: +972-3-9241114
Copies to:

Yoel Kranz, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
(212) 813-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 24822L109	13D	Page 2 of 7 pages

1	NAME OF REPORTING PERSON: Can-Fite BioPharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,694,733
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,694,733
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,694,733
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 24822L109	13D	Page 3 of 7 pages

Item 1.       Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), issued by Denali Concrete Management, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 123 West Nye Lane, Suite 129, Carson City, Nevada 89706.

Item 2.       Identity and Background.

(a)—(c) This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”), by Can-Fite BioPharma Ltd., an Israel corporation (“Can-Fite”).  The address of the principal business and the principal office of Can-Fite is 10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva, Israel 49170.  Can-Fite is a science-based biopharmaceutical company incorporated in Israel.  Can-Fite is developing novel oral therapies for cancer and chronic inflammatory diseases.  Its lead compounds in Phase 2 and Phase 3 clinical studies are small molecules with an excellent safety profile.  Can-Fite has also licensed its lead drug, CF101, to Seikagaku Corporation in Japan and to Kwang Dong in Korea for the treatment of autoimmune diseases and has 2 CRADA agreements with the US NIH.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Can-Fite is set forth on Schedule A hereto.

(d) and (e) During the last five years, none of Can-Fite or, to the knowledge of Can-Fite, any of the persons listed on Schedule A hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Can-Fite is a corporation of the State of Israel.

Item 3.       Source and Amount of Funds or Other Consideration.

On November 21, 2011, the Issuer consummated its acquisition of all the outstanding interests in Eyefite Ltd., a private company and wholly owned subsidiary of Can-Fite (“Eyefite”), pursuant to an Agreement, dated November 21, 2011 (the “Agreement”), which Agreement effectuated a grant to the Issuer a worldwide exclusive license over Can-Fite’s therapeutic drug CF 101 for the field of ophthalmic disease (the “Transaction”). Concurrent with the Transaction, the Issuer (i) entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Can-Fite, whereby Can-Fite purchased 36,000,000 shares of common stock of the Issuer in exchange for surrendering to the Issuer all of the issued and outstanding common stock of Eyefite, (ii) issued to Can-Fite a warrant agreement (the “Warrant”) whereby Can-Fite has a right to acquire 2,160,102 shares of common stock of the company pursuant to the mechanics detailed therein and subject to adjustments in certain circumstances set forth therein, (iii) entered into a service agreement with Eyefite and Canfite (the “Service Agreement”) whereby Can-Fite will manage, as an independent contractor, all activities relating to pre-clinical and clinical studies performed for the development of ophthalmic indications of CF101, (iv) issued 2,097,626 shares of its common stock to Can-Fite in exchange for 17,873,054 ordinary shares of Can-Fite, valued at $2.4 million (as determined by reference to the previous trading day’s closing price for Can-Fite shares on the Tel Aviv Stock Exchange), and (v) issued 437,005 shares of its common stock to Can-Fite in consideration for a cash investment of $500,000.  With respect to (v), Can-Fite used its own assets and working capital for the purchase.  Also concurrent with the Transaction, Eyefite and Can-Fite entered into a license agreement (the “License Agreement”) pursuant to which Can-Fite granted to Eyefite a sole and exclusive worldwide license for the use of CF101, Can-Fite’s therapeutic drug candidate, solely in the field of ophthalmic diseases.

The foregoing descriptions of the Agreement, Stock Purchase Agreement, Warrant Agreement, Service Agreement and License Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 2.1, 10.1, 4.1, 10.3 and 10.2 respectively, to the Issuer’s Current Report on Form 8-K filed with the SEC on November 23, 2011,

CUSIP No. 24822L109	13D	Page 4 of 7 pages

Item 4.       Purpose of Transaction.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.  Additionally, as previously disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2011, the Issuer intends to change its corporate name, increase its authorized shares of common stock, and redomesticate from a corporation organized and existing under the laws of the State of Nevada to a corporation organized and existing under the laws of the State of Delaware.

Item 5.       Interest in Securities of the Issuer.

(a) and (b) On November 21, 2011, the Issuer and Can-Fite entered into the Transaction (as described above).  As a result of the Transaction, Can-Fite beneficially owns 40,694,733 shares of Common Stock representing 82.3% of the outstanding shares of Common Stock of Issuer.  This amount includes 2,160,102 shares of common stock that may be acquired upon exercise of warrants issued to Can-Fite in connection with the Warrant described above.  Can-Fite has the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of all of its 40,694,733 shares of Common Stock (the “Shares”).

(c) Except as set forth in Item 3, to the knowledge of Can-Fite, no transactions in the Shares have been effected during the past 60 days.

(d) No person other than (i) Can-Fite and the (ii) beneficial owners of Can-Fite are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by Can-Fite and reported by this statement.  The beneficial owners of Can-Fite holding 5% or more of Can-Fite’s outstanding ordinary shares are: Shaked Global 11.74%; Asend Technologies 6.12%; and Giza Venture Fund 5.94%.

(e) Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 3 herein, to the knowledge of Can-Fite, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 above or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.       Material to be Filed as Exhibits.

Exhibit 1
Agreement, dated as of November 21, 2011, between Denali Concrete Management, Inc. and Can-Fite BioPharma Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Denali Concrete Management, Inc. with the SEC on November 23, 2011).

Exhibit 2
Warrant, dated as of November 21, 2011, by Denali Concrete Management, Inc. to Can-Fite BioPharma Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Denali Concrete Management, Inc. with the SEC on November 23, 2011).

Exhibit 3
Stock Purchase Agreement, dated as of November 21, 2011, between Denali Concrete Management, Inc. and Can-Fite BioPharma Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Denali Concrete Management, Inc. with the SEC on November 23, 2011).

Exhibit 4
Service Agreement, dated November 21, 2011, by and among Can-Fite BioPharma Ltd., EyeFite Ltd. And Denali Concrete Management, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Denali Concrete Management, Inc. with the SEC on November 23, 2011).

CUSIP No. 24822L109	13D	Page 5 of 7 pages

Exhibit 5
License Agreement, dated November 21, 2011, between Can-Fite Biopharma Ltd. And EyeFite Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Denali Concrete Management, Inc. with the SEC on November 23, 2011).

CUSIP No. 24822L109	13D	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2011	CAN-FITE BIOPHARMA LTD.

	By:	/s/ Pnina Fishman
	Name:	Pnina Fishman
	Title:	Chief Executive Officer

CUSIP No. 24822L109	13D	Page 7 of 7 pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CAN-FITE BIOPHARMA LTD.

The name, business address, present principal occupation or employment of each of the directors and executive officers of Can-Fite are set forth below. The business address for each person listed below is 10 Bareket Street, Kiryat Matalon, P.O. Box 7537, Petah-Tikva, Israel 49170.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Can-Fite. Unless otherwise indicated below, all of the persons listed below are citizens of the State of Israel.

Name	Present Principal Occupation
Directors

Avigdor Kaplan	President of Clal Insurance Group and Chairman of the Board of Directors
Pnina Fishman, Ph.D.	Chief Executive Officer and Director
Ilan Cohn, Ph.D	Senior Partner at the patent attorney firm Reinhold Cohn & Partners and Director
Liora Lev	Partner in Ascend Technology Ventures and Director
Avraham Sartani, M.D.	Partner at Arkadia Pharma and Director
Yechezkel Barenholz, Ph.D
Professor of Biochemistry and the Daniel G. Miller Professor in Cancer Research and head of the Laboratory of Membrane and Liposome Research at the Department of Biochemistry, the Hebrew University, Hadassah Medical School and Director

Gil Oren	Director
Guy Regev	Chief Executive Officer of Shaked Global Group

Name	Present Principal Occupation
Executive Officers (Who Are Not Directors)

Motti Farbstein	Chief Operating Officer and Financial Director
Barak Singer	Vice President Business Development